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                              March 14, 2022

       Roger Hamilton
       Chief Executive Officer
       Genius Group Ltd.
       8 Amoy Street, #01-01
       Singapore 049950

                                                        Re: Genius Group Ltd.
                                                            Amendment No. 7 to
Registration Statement on Form F-1
                                                            Filed February 25,
2022
                                                            File No. 333-257700

       Dear Mr. Hamilton:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 17, 2022 letter.

       Amendment No. 7 to Registration Statement on Form F-1 Filed February 25, 2022

       Prospectus Summary, page 9

   1. We note that you have updated the graphic located at the beginning of the prospectus but the graphic on page 9
was not revised. As previously requested, please revise your graphics reflecting
"Our Revenue Growth" and "Our Financial Growth" to include
                                                        disclosure of the
Pre-IPO Group's actual revenues, EBITDA, total assets and
                                                        shareholders    equity
as of and for the period ended 2020 and the first half of 2021. Also, it appears that the column
reflecting total assets and shareholders' equity for eight
                                                        companies (pro forma)
should be labeled 2021 H1 rather than 2020 H1. Please advise or revise.
 Roger Hamilton
FirstName  LastNameRoger Hamilton
Genius Group  Ltd.
Comapany
March      NameGenius Group Ltd.
       14, 2022
March2 14, 2022 Page 2
Page
FirstName LastName
Capitalization, page 65

2. Refer to comment 10 of our letter dated September 28, 2021 and your response in your correspondence dated October 20, 2021. You responded that when the number of ordinary shares and pricing of the shares in this offering are determined, then the pro forma as adjusted column in the Capitalization section will match the combined totals in the pro forma balance sheet. However, the amount of your cash and cash equivalents in the pro forma as adjusted column of your capitalization table still does not agree to the amount in your pro forma balance sheet on page 73. Please reconcile and revise these disclosures.
3. The last paragraph on page 66 discussing your capitalization states that the "Pro Forma totals above differ to the respective Combined Totals in the pro forma Balance Sheet in the Selected Combined and Consolidated Financial Data section due to inclusion in the pro forma Balance Sheet of the effect of the sale of ordinary shares in this offering." The third bullet on page 65 states that the capitalization table sets forth your "cash and cash equivalents and your total capitalization as of June 30, 2021 adjusted to reflect the sale of
         7,272,727 ordinary shares in this offering, at an assumed initial public offering price of
         $5.50 per ordinary share, after deducting the underwriting discounts and commissions and estimated offering expenses." Please revise to eliminate these inconsistent disclosures.
Dilution, page 67

4. Your disclosure states that your pro forma net tangible book value of the Pre-IPO Group plus the IPO Acquisitions as of June 30, 2021 was $21,459,087, and without taking into account any other changes in pro forma net tangible book value after June 30, 2021, other than to give effect to 6-for-1 share split and the sale of the ordinary shares offered in this offering at the assumed initial public offering price of $5.50 per ordinary share and after deduction of the underwriting discounts and commissions and estimated offering expenses payable by you, your pro forma as adjusted net tangible book value as of June 30, 2021 would have been approximately $21,459,087. Please explain why the tangible book value of the Pre-IPO Group plus the IPO Acquisitions and the tangible book value after giving effect to 6-for-1 share split and the sale of the ordinary shares offered in this offering are the same amount.
5. Please reconcile your pro forma net tangible book value at June 30, 2021 of $21,459,087 to the amounts presented in your pro forma balance sheet presented on page 73.
6. Please explain how you calculated or determined the dilution amount to shareholders in the offering of $.34 per share. This amount should be the difference between the price paid by investors in the offering and your net tangible book value per share after giving effect to the offering and related use of proceeds. Please advise or revise as appropriate.
 Roger Hamilton
FirstName  LastNameRoger Hamilton
Genius Group  Ltd.
Comapany
March      NameGenius Group Ltd.
       14, 2022
March3 14, 2022 Page 3
Page
FirstName LastName
Further Company Information
University of Antelope Valley
Material Terms of the Stock Purchase Agreement with University of Antelope Valley, page 198

7. Please update your disclosure on page 198 to indicate that the IPO deadline/terms of the
         Stock Purchase Agreement with UAV was extended to March 31, 2022.
General

8. We note the Free Writing Prospectus filed February 25, 2022 includes information that was previously contained in your prior prospectus, on which we commented and you removed from and/or revised in the prospectus, including the statement that GeniusU is an
         "Amazon for Education," the graphic that states you reach 200 countries, the graphic that references your "100 Year Curriculum," and the modification of the "Our Genius
         Curriculum" graphic to indicate the contribution from the particular pre-IPO companies and IPO Acquisition companies. Discontinue the use of the FWP and provide us with your analysis regarding how you will address these deficiencies.
       You may contact Patrick Kuhn at 202-551-3308 or Linda Cvrkel at 202-551-3813 if you
have questions regarding comments on the financial statements and related matters. Please contact Nick Lamparski at 202-551-4695 or Erin Jaskot at 202-551-3442 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:      Benjamin S. Reichel